DLA Piper LLP (US) 4365 Executive Drive, Suite 1100 San Diego, California 92121-2133 www.dlapiper.com Michael Kagnoff Michael.kagnoff@dlapiper.com T 858.638.6722 F 858.638.5122

January 17, 2020
VIA UPS AND ELECTRONIC TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, DC 20549

Attn:	Ada D. Sarmento
Irene Paik

Re:	Sientra, Inc.
Registration Statement on Form S-3
Filed December 23, 2019
File No. 333-235690

Ladies and Gentlemen:

This letter responds to the letter of the staff (the “Staff”) of the United States Securities and Exchange Commission, dated January 6, 2020, to Paul Little, Chief Financial Officer, Sientra, Inc. (the “Company”) regarding the Registration Statement on Form S-3 filed December 23, 2019 (the “Registration Statement”).

This letter sets forth each comment of the Staff in the comment letter and, following the comment, sets forth the Company’s response.

Registration Statement on Form S-3

General

1.

We note that your forum selection provisions in your amended and restated certificate of incorporation and your bylaws identify the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether these provisions apply to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provisions apply to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provisions and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If these provisions do not apply to actions arising under the Securities Act or Exchange Act, please tell us how you will inform investors in future filings that the provisions do not apply to any actions arising under the Securities Act or Exchange Act.

January 17, 2020

Page Two

The Company acknowledges the Staff’s comment and respectfully advises that the provisions identified in the Company’s amended and restated certificate of incorporation and amended and restated bylaws do not apply to actions arising under the Securities Act or the Exchange Act. The Company undertakes to provide the following updated disclosure in the final prospectus to the Registration Statement:

Choice of Forum

Our amended and restated certificate of incorporation and amended and restated bylaws provides that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the exclusive forum for: (a) any derivative action or proceeding brought on our behalf; (b) any action asserting a breach of fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders; (c) any action asserting a claim against us arising under the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws; or (d) any action asserting a claim against us that is governed by the internal affairs doctrine. These provisions do not apply to actions arising under the Securities Act or the Exchange Act, or any claim for which the federal courts have exclusive jurisdiction.

Further, the Company undertakes to provide the following in future Exchange Act periodic reports with respect to the discussion of the actions for which the Court of Chancery will be the exclusive forum:

These provisions does not apply to actions arising under the Securities Act or the Exchange Act, or any claim for which the federal courts have exclusive jurisdiction.

We and the Company very much appreciate the Staff’s attention to the review of the Registration Statement. Please do not hesitate to contact Patrick O’Malley at (858) 677-1471 or myself at (858) 638-6722 if you have any questions regarding this letter or the Registration Statement.

Very truly yours,

/s/ DLA Piper LLP (US)

DLA Piper LLP (US)

Michael Kagnoff

Partner

cc: Via E-mail

Sientra, Inc.:

Paul Little

Oliver Bennett

DLA Piper LLP (US):

Patrick O’Malley